EXHIBIT 12

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended
	September 29, 2012	September 24, 2011	September 25, 2010	September 26, 2009	September 27, 2008
Income (loss) before income taxes, and income (loss) of equity method investees	$34,764	$47,850	$76,192	$103,893	$(360,454)
Fixed charges (1)	41,162	38,918	34,672	23,820	40,394

Earnings	75,926	86,768	110,864	127,713	(320,060)
Fixed charges (1)	$41,162	$38,918	$34,672	$23,820	$40,394
Earnings to fixed charges excess (deficiency)	$34,764	$47,850	$76,192	$103,893	$(360,454)
Ratio of earnings to fixed charges (2)	1.84	2.23	3.20	5.36	N/A

(1)	Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.
(2)	For the year ended September 27, 2008, earnings were insufficient to cover fixed charges by approximately $360.5 million, and the ratio is not meaningful.